UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38068

Zymeworks BC Inc.*

(Exact name of registrant as specified in its charter)

Suite 800, 114 East 4th Avenue,

Vancouver, British Columbia, Canada, V5T 1G4

(604) 678-1388

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares: 2*

Preferred Stock Purchase Rights: none*

* On October 13, 2022, Zymeworks BC Inc., a corporation existing under the laws of the Province of British Columbia and formerly known as Zymeworks Inc. (“Zymeworks Canada”), completed a series of transactions, including a corporate redomicile (the “Redomicile Transactions”), pursuant to which Zymeworks Inc., a Delaware corporation formerly known as Zymeworks Delaware Inc. (“Zymeworks Delaware”), became the ultimate parent company of Zymeworks Canada. The Redomicile Transactions were completed pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), which included the issuance to shareholders of Zymeworks Canada of either (i) shares of common stock, par value $0.00001 per share, of Zymeworks Delaware or (ii) at their election and subject to applicable eligibility criteria, exchangeable shares in the capital of Zymeworks ExchangeCo Ltd., a company existing under the laws of British Columbia and indirect subsidiary of Zymeworks Delaware, which are exchangeable for shares of common stock of Zymeworks Delaware.

The preferred stock purchase rights of Zymeworks Canada expired on October 13, 2022 pursuant to the terms of the Preferred Shares Rights Agreement, dated as of June 9, 2022, by and between Zymeworks Canada and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”). In connection with the Redomicile Transactions, Zymeworks Delaware adopted a stockholder rights plan with respect to its common stock that is substantively similar in all material respects to the Rights Agreement.

Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Zymeworks Delaware is the successor issuer to Zymeworks Canada, Zymeworks Delaware’s common stock is deemed to be registered under Section 12(b) of the Exchange Act and Zymeworks Delaware is subject to the periodic and current reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Zymeworks Canada under the Exchange Act and does not affect the reporting obligations of Zymeworks Delaware, which is the successor to Zymeworks Canada under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zymeworks BC Inc. (formerly known as Zymeworks Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 24, 2022	By:	/s/ Neil A. Klompas
	Name:	Neil A. Klompas
	Title:	President and Chief Operating Officer